Exhibit 12.1

Skyline Medical Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months ended
	June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Determination of earnings
Loss before income taxes	$(4,737,650)	$(4,790,530)	$(6,833,568)	$(9,406,304)	$(7,422,155)	$(4,486,878)
Add:
Fixed charges - per below	-	407,305	377,733	636,736	259,350	230,374
Total loss	(4,737,650)	(4,383,225)	(6,455,835)	(8,769,568)	(7,162,805)	(4,256,504)
Fixed charges:
Interest expense	-	188,208	130,395	636,736	259,350	230,374
Original Issue Discount	-	219,097	247,338
Total Fixed charges	-	407,305	377,733	636,736	259,350	230,374
Ratio of earnings to fixed
charges (1)
Deficiency of earnings to
cover fixed charges	$4,737,650	$4,790,530	$6,833,568	$9,406,304	$7,422,155	$4,486,878

(1) For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.